Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

July 6, 2020

Item 3	News Release

A news release with respect to the contents of this report was issued on July 6, 2020 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On July 6, 2020, Lithium Americas Corp. (“LAC” or the “Company”) announced that it has temporarily suspended non-essential construction activities at its Cauchari-Olaroz project in Jujuy Province, Argentina as a health and safety measure in response to two workers who tested positive for COVID-19.

Item 5	Full Description of Material Change

On July 6, 2020, Lithium Americas Corp. (“LAC” or the “Company”) announced that it has temporarily suspended non-essential construction activities at its Cauchari-Olaroz project in Jujuy Province, Argentina as a health and safety measure in response to two workers who tested positive for COVID-19. In response, disinfection activities, quarantining and testing of first and second contact workers on site are being undertaken in accordance with applicable local and national requirements, along with the Company’s health and safety protocols. The Company will continue to monitor the situation and provide further updates as they become known. See the news release dated and filed on SEDAR on July 6, 2020 for further details.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
Telephone: (778) 656-5811

Item 9	Date of Report

July 9, 2020